Exhibit  3.3

State of Delaware Secretary of State Division of Corporations Delivered 05:28 PM 09/23/2014 FILED 05:25 PM 09/23/2014 SRV 141212801 - 5503331 FILE

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Grow Solutions Inc. (the "Corporation") resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing the Article thereof numbered "Article III" so that, as amended, said Article shall he and read as follows;

The total number of shares or capital stock which the Corporation shall be authorized to issue is 85,000,000, which shall consist of (i) 75,000,000 shares of common stock, S0.001 par value per share, and (ii) 10,000,000 shares of blank check preferred stock, $0.001 par value per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 22nd day of September, 2014.

By:	/s/ John M. Phelps. Jr.
Authorized Officer

Title:	Chief Executive Officer

Name:	John M. Phelps. Jr.
Print or Type